Exhibit 21.1

Subsidiaries of Great Plains Energy Incorporated (1)
Name of Company	State of Incorporation
Kansas City Power & Light Company	Missouri
KLT Inc.	Missouri
KLT Energy Services Inc.	Missouri
Custom Energy Holdings, L.L.C.	Delaware
Strategic Energy, L.L.C.	Delaware

(1)  Certain subsidiaries of Great Plains Energy Incorporated have been omitted pursuant to Item 601(b)(21)(ii) of Regulation S-K. The indentation of the subsidiaries indicates ownership relationship to Great Plains Energy Incorporated.